FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 7, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES PRELIMINARY(1) 2008 FIRST QUARTER FINANCIAL RESULTS

Moscow, Russia – July 7, 2008 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel company, today announced preliminary(1) financial results for the first quarter ended March 31, 2008.

Consolidated net revenue in the first quarter of 2008 is expected to exceed $2.3 billion, an increase of more than 60% when compared with consolidated net revenue of $1.4 billion in the first quarter of 2007. Consolidated net income in the first quarter of 2008 is expected to be about $500 million, an increase of approximately 160% when compared with consolidated net income of $190 million in the first quarter of 2007. Consolidated gross profit is expected to exceed $1.0 billion, an increase of 97% when compared with gross profit of $545 million in the corresponding period of 2007, and consolidated operating income is expected to exceed $630 million, an increase of approximately 100% over consolidated operating income of $302 million in the first quarter of 2007. Consolidated EBITDA is expected to exceed $850 million for the first quarter of 2008 compared with consolidated EBITDA of $340.0 million in the first quarter of 2007. Consolidated EBITDA margin is expected to increase to over 36.5% in the first quarter of 2008 compared to 24% in the 2007 first quarter.

Net debt to EBITDA ratio is expected to be approximately 1.45 in the first quarter of 2008 compared to 0.14 in the first quarter of 2007.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented: “Mechel continues to rapidly grow its business and again expects to achieve record financial results. Our expected performance in the 2008 first quarter reflects the successful execution of our strategy, focused on the development of the mining segment through both organic growth and acquisitions, as well as the realization of efficiencies in the steel segment from facility modernization, cost savings and product line optimization initiatives. Mechel’s strong performance in the first quarter was also due to favorable pricing trends in our major markets.”

Mining Segment Preliminary Results

Mining segment revenue from external customers in the first quarter of 2008 is expected to exceed $850 million, an increase of over 105% from segment revenues of $409.3 million in the first quarter of 2007. The mining segment net income in the first quarter of 2008 is expected to amount to over $300 million, an increase of over 170% compared to net income of $107 million in the corresponding period of 2007. Gross profit is expected to exceed $600 million, an increase of over 110% compared to gross profit of $280.6 million in the corresponding period of 2007, and operating income is expected to exceed $410 million, an increase of over 130% compared to operating income of $176.6 million in the first quarter of 2007. Mining segment EBITDA in the first quarter of 2008 is expected to be not less than $510 million, an increase of over 150% compared to EBITDA of $198.3 million achieved in the previous year’s first quarter. EBITDA margin is expected to increase to more than 49% in the first quarter of 2008 compared with 34.4% in the first quarter of 2007. (EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.)

Vladimir Polin, Mechel Management Company’s Chief Executive Officer, commented on the mining segment operating results: “Our anticipated financial results for the mining segment,

which will represent another record for the Company, are due in part to the acquisition of Yakutugol at the end of 2007. Compared with the corresponding period in 2007, coal production in the first quarter of 2008 rose over 60%. Furthermore, coking coal production was the main driver of our performance, with production increasing 94% compared to the first quarter of last year. Segment results were also positively affected by increased capacity in Mechel’s Port Posiet terminal operation, where capacity in the 2008 first quarter was increased by over 50% due to operational improvements. We also benefited from a favorable price environment for coal products due to the fact that significant demand and supply imbalance appeared in consequence of environmental and infrastructural problems. The mining segment saw coal pricing growth over the past six months, and looking forward we anticipate the existing price environment to continue given infrastructural restraints in the market. We also expect to benefit from the results of our capital expenditure program, gradually increasing mining segment production volumes and continuing to achieve strong results throughout the year.”

Steel Segment Preliminary Results

Revenue from external customers in Mechel’s steel segment in the first quarter of 2008 is expected to be approximately $1.27 billion, an increase of over 28% compared to $990 million in the first quarter of 2007. Net income in the segment in the first quarter of 2008 is expected to be more than $170 million, an increase of over 80% when compared with $90 million in the previous year’s first quarter. Gross profit is expected to exceed $360 million, an increase of over 30% over $267.8 million in the corresponding period of 2007, and operating income is expected to exceed $195 million, an increase of approximately 50% over operating income of $131 million in the first quarter of 2007. EBITDA in the steel segment is expected to be over $320 million, two times the $146.3 million achieved in the first quarter of 2007. EBITDA margin is expected to increase from 14.5% in the previous year’s first quarter to about 24% in the first quarter of this year. (EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.)

Commenting on operating results in the steel segment, Vladimir Polin said: “Mechel continues to increase the proportion of its steel produced using the continuous casting method, which has improved the effectiveness of the segment’s metallurgical plants. Our first quarter 2008 results will reflect the significant progress we have made with continuous casting compared to the same period last year, as the share of steel produced through continuous casting amounted to some 30%, that led to reduced materials consumption. As a result, Mechel increased steel products output by 5% compared to the first quarter of the last year. Financial results in the steel segment were also supported by considerable growth of steel products prices due in part to rising raw material prices for steel production. Modernization of our facilities and growth in sales of high value added products were also contributors to our results during the 2008 first quarter and remain among the main priorities for Mechel in the steel segment. We expect to achieve substantial results by realizing the benefits of our partner agreement with Russian Railways, which was signed earlier this year. The agreement envisages construction of a universal rolling mill, which is capable of producing high-quality rails of up to 100 meters long at the Chelyabinsk Metallurgical Plant.”

Power Segment Preliminary Results

Revenue in Mechel’s power segment is expected to exceed $190 million, an increase of about 10 times over revenue of $19.1 million in the first quarter of 2007. It is expected that net income for the segment will amount to approximately $15 million, an increase of more than six times net income of $2.5 million reported in the first quarter of the last year. Gross profit is expected to exceed $100 million, compared with $5 million in the corresponding period of 2007, and operating income is expected to exceed $27 million, an increase of approximately 670% over $3.5 million in the first quarter of 2007. EBITDA in the power segment in the first quarter of 2008 is expected to amount to not less than $30 million, approximately eight times higher than the $3.7 million reported in the first quarter of 2007. EBITDA margin rose to more than 11% in the first quarter 2008 compared to 9.1% in the first quarter 2007. (EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.)

Commenting on the results of the power segment Vladimir Polin said: “Electrical power volumes generated in the first quarter of this year far exceed those of 2007 primarily based on the inclusion of the Southern Kuzbass Power Plant into Mechel’s structure. During last year we made a number of acquisitions in the power business and this year we took steps to develop the power assets management structure by consolidating of power-generating facilities to our OOO Mechel-Energo subsidiary.”

Igor Zyuzin concluded: “Our anticipated financial results for the first quarter of 2008 demonstrate the effectiveness of Mechel’s integrated business model and strategy, as well as a market environment that has continued to be favorable, as well as our investments aimed at productivity enhancements and increased output of high value added products. In the first quarter we also moved forward with our plans to start construction of a railroad to Elga coal deposit. The commencement of operations at this deposit will enable Mechel to strengthen its position as one of the world’s coking coal market leaders. We believe that the record profit performance and our operational progress have created a strong foundation for Mechel to achieve good results for the full year.”

(1) This information is intended to provide disclosure to investors of currently expected preliminary figures regarding our financial results for the 1st quarter of 2008. The preliminary figures provided in this statement are subject to change and may differ meaningfully from the final figures. Final 2008 first quarter financial results will be issued in mid-July when a review of the 1st quarter financial statements has been completed.

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Mechel OAO

Alexander Tolkach

Head of International Relations & Investor Relations

Phone: 7-495-221-88-88

alexander.tolkach@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: July 7, 2008